NSAR-B Attachment
Item 77C – Matters submitted to a vote of security holders

REPORT ON ANNUAL MEETING OF SHAREHOLDERS (Unaudited)

The Annual Meeting of Shareholders of the Fund was held on May 9, 2012. The following is a description of the matter voted upon at the meeting and the number of votes cast on the matter:

	Shares Voted For	Shares Withheld
To elect four directors to serve until the Annual Meeting in the year indicated below or until their successors are duly elected and qualified:
Stewart E. Conner (2015)	7,714,379	124,644
Eileen A. Moran (2015)	6,894,092	944,931
David J. Vitale (2015)	6,794,744	1,044,279
Nancy Lampton*	34	0

*	Elected by the holders of the Fund’s preferred stock voting as a separate class. Insufficient shares of the Fund’s preferred stock were represented at the meeting to elect Nancy Lampton. However, under the Fund’s charter and bylaws, and under the laws of Maryland, the state in which the Fund is incorporated, Ms. Lampton will continue to serve until a successor is elected and qualifies.

Directors whose term of office continued beyond this meeting are as follows: Robert J. Genetski, Philip R. McLoughlin, Geraldine M. McNamara, Christian H. Poindexter, Carl F. Pollard and Nathan I. Partain.